Exhibit 99.3

RULES OF THE

PRIMECH 2025 EMPLOYEE INCENTIVE PLAN

1.	NAME OF THE PLAN

The Primech 2025 Employee Incentive Plan (hereinafter referred to as the “Plan”) has been established by Primech Holdings Ltd., a company incorporated under the laws of Singapore (the “Company”).

2.	DEFINITIONS

2.1.	In the Plan, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Act”	:	Companies Act 1967 of Singapore;
“Award”	:	An award granted under this Plan in the form of an Option and/or a Share Award;
“Award Agreement”	:	A written agreement between the Company and the Award Holder with respect to an Award, setting forth the terms and conditions of the Award, as amended;
“Award Holder”	:	Any Participant who has been granted an Award under this Plan and has entered into an Award Agreement with the Company;
“Board of Directors”	:	The board of directors of the Company for the time being;
“Business Day”	:	A day, other than a Saturday, Sunday or gazetted public holiday in Singapore, where banks in Singapore are open in the ordinary course of business;
“Committee”	:	Has the meaning ascribed to it in Rule 4.2;
“Company”	:	Primech Holdings Ltd (unique entity number 202042000N);
“Constitution”	:	The constitution of the Company, as amended from time to time;
“Exercise Notice”	:	Has the meaning ascribed to it in Rule 9.3;
“Exercise Price”	:	The exercise price payable for each Share in respect of which an Option is exercisable;
“Group”	:	The Company, any subsidiary from time to time, and each shall be referred to as a “Group Company”;

“Option”	:	The right to acquire Shares granted or to be granted to an Award Holder pursuant to the Plan and relevant Award Agreement;
“Option Period”	:	Has the meaning ascribed to it in Rule 9.1;
“Participant”	:	Has the meaning ascribed to it in Rule 5.1;
“Plan”	:	This Primech 2025 Employee Incentive Plan;
“Recapitalisation Event”	:

Any subdivision, share split, reverse share split, issuance of bonus shares, combination, consolidation, or any other recapitalisation, reclassification or change of the Company’s shares into a different number of shares of the same or any other class or classes of shares;

“Record Date”	:	Has the meaning ascribed to it in Rule 10.3;
“Rules”	:	The rules of the Plan as set out herein;
“Shares”	:	The ordinary shares in the issued capital of the Company;
“Share Award”	:	The award of Shares to Award Holders at the end of a specified vesting schedule, subject to the terms of an Award Agreement;

2.2.	Words denoting the singular shall, where applicable, include the plural and vice versa. Words denoting the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. References to persons shall, where applicable, include corporations.

2.3.	Any reference to a time of day and dates in the Plan shall be a reference to Singapore time and dates, unless otherwise stated.

2.4.	Any reference in the Plan to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word or term defined under the Act or any statutory modification thereof, and used in the Plan shall, where applicable, have the meaning assigned to it under the Act or any statutory modification thereof, as the case may be, unless otherwise provided.

3.	OBJECTIVES OF THE PLAN

3.1.	The Plan is an equity incentive scheme. The Plan will give employees of the Company and/or any of its subsidiaries, including all directors of the Company and its subsidiaries, as well as advisors, consultants and directors engaged by the Company and/or any of its subsidiaries an opportunity to have a personal equity interest in the Company and will help to achieve the following objectives:

(a)	provide a wealth creation opportunity for the employees, advisors, consultants and directors in line with value creation for the Company;

(b)	drive retention of employees, advisors, consultants and directors for their continued association with the Company; and

(c)	motivate employees, advisors, consultants and directors by rewarding high performance.

3.2.	The Plan will align the interest of the Participants (as defined below) with that of the Company and provides for an incentive mechanism that rewards ownership and extraordinary contribution.

4.	ADMINISTRATION OF THE PLAN

4.1.	Implementation. The Plan has been approved by a written resolution passed on May 13, 2025 by the Board of Directors.

4.2.	Administration. The Plan will be administered by the Employee Incentive Plan Committee of the Company (the “Committee”) in its sole and absolute discretion with such powers and duties as are conferred on it by the Board from time to time. The Committee shall have the power, from time to time, to make and vary such regulations for the implementation and administration of this Plan as it in its absolute discretion deems fit. Any matter relating to or pursuant to this Plan and any dispute as to the interpretation of this Plan or any rule, regulation, procedure thereunder or as to any rights under this Plan, shall be determined by the Committee in its sole discretion and such decision shall be final and binding.

4.3.	Directors’ Participation. Any director, employee or other person participating in this Plan who is a member of the Committee shall not be involved in the Committee’s deliberations in respect of any Awards granted to him or her.

4.4.	Determination of the Committee to be final. Any decision or determination of the Committee made pursuant to any provision of the Plan (other than a matter to be certified by the auditors of the Company) shall be final, binding and conclusive (including for the avoidance of doubt, any decisions relating to disputes as to the interpretation of the Plan or any rule, regulation or procedure hereunder or as to any rights under the Plan). The Committee shall not be required to furnish any reasons for any decision or determination made by it.

4.5.	Duration of the Plan. The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by ordinary resolution of the Company, and if the Plan is so terminated, no further Awards shall be offered hereunder.

5.	ELIGIBILITY

5.1.	Eligibility. The Committee shall in its sole and absolute discretion determine if a person is eligible to participate in the Plan, taking into consideration, among other things, role, seniority, length of service, performance history and potential contribution to the Company and/or any of its subsidiaries, and such person shall at least be a confirmed employee of the Company and/or any of its subsidiaries, or an advisor, consultant or director of the Company and/or any of its subsidiaries, and who has attained the age of twenty-one (21) years (the “Participant”).

5.2.	Grant Frequency. The Committee may at any time grant Awards to Participants, as the Committee may select based on the eligibility of the Participants under Rule 5.1 above, subject only to such restrictions as may be provided under any applicable law.

5.3.	Number of Awards. The number and type of Awards to be granted to a Participant in accordance with the Plan shall be determined at the absolute discretion of the Committee, which shall take into account such criteria as it considers fit, including but not limited to rank, job performance, years of service and potential for future development, contribution to the success and development of the Company, the past performance of the Participant and any other key performance indicators. For the avoidance of doubt, this Rule 5.3 shall not restrict the Committee from taking any other relevant factor into account.

5.4.	Discretion to Amend. Subject to the Act, the listing rules of the Nasdaq Stock Market, and any applicable rules and regulations, the terms of eligibility for participation in the Plan may be amended from time to time at the absolute discretion of the Committee.

6.	SIZE OF PLAN

The aggregate number of Shares over which the Committee may offer to grant Awards on any date, when added to the aggregate number of Shares issued or issuable in respect of all Awards granted under the Plan, shall not exceed fifteen per cent. (15%) of the total number of issued shares in the capital of the Company from time to time.

7.	GRANT OF AWARDS

7.1.	Grant of Award. Subject to applicable laws and regulations to which the Company is subject, an Award may be granted at any time as may be determined by the Committee in its sole and absolute discretion and may be granted subject to such conditions as may be determined by the Committee in its absolute discretion. At the time any Award is granted to a Participant under this Plan, the Company and such Participant shall enter into an Award Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate.

7.2.	Awards are Personal. An Award shall be personal to the Award Holder to whom it is granted and, prior to the allotment and/or transfer to the Award Holder of the Shares to which the Award relates, shall not be transferred (other than to an Award Holder’s personal representative on the death of that Award Holder), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior written approval of the Committee. If an Award Holder shall do, suffer or permit any such act or thing as a result of which he would or might be deprived of any rights under an Award without the prior written approval of the Committee, that Award shall immediately lapse.

7.3.	Contravention of any Applicable Law. In the event that the grant of an Award results in a contravention of any applicable law, subsidiary legislation or other regulation, such grant shall be null, void and of no effect and the relevant Participant shall have no claim whatsoever against the Company.

7.4.	Lapse of Offer of an Award. Unless the Committee determines otherwise, an offer of an Award shall automatically lapse and become null, void and of no effect if:

(a)	the Company and the Participant does not enter into an Award Agreement within ten (10) Business Days from the date that a copy of the Award Agreement is first delivered to the Participant;

(b)	the Participant dies prior to his/her entry into the Award Agreement;

(c)	the Company is liquidated or wound-up prior to the Participant’s acceptance of the Award.

7.5.	Lapse of Award. An Option to the extent unexercised and Share Award to the extent unvested, shall immediately lapse and become null and void, without any claim whatsoever against the Company and the Award Holder shall have no further rights in respect thereof:

(a)	if an Award Holder ceases to be employed by the Company and/or any of its subsidiaries, or ceases to be engaged by the Company and/or any of its subsidiaries as an advisor, consultant or director (as the case may be);

(b)	upon the bankruptcy of the Award Holder or the happening of any event which results in his being deprived of the legal and beneficial ownership of such Award; or

(c)	in the event of misconduct or negligence on the part of the Award Holder, as determined by the Committee in its discretion.

7.6.	Variation of Capital. If a material variation in the issued share capital of the Company, by way of any Recapitalisation Event shall take place, then:

(a)	the Exercise Price of an Option, to the extent unvested and/or vested but unexercised;

(b)	the number of Shares in respect of which an Option is exercisable, to the extent unvested and/or vested but unexercised, and the rights attached thereto;

(c)	the number of Shares to be granted under a Share Award, and the rights attached thereto; and/or

(d)	the number of Shares in respect of which additional Options or Share Awards may be granted to Award Holders,

may, at the discretion of the Committee, be adjusted in such manner as the Committee may determine to be appropriate. The relevant terms in the Award Agreement shall be deemed to have been varied in accordance with the decision of the Committee.

8.	VESTING OF AWARDS

8.1.	Vesting of Options. Options shall vest and become exercisable as determined by the Committee in its sole and absolute discretion and in accordance with the vesting schedule to be set out in the Award Agreement relating to each such Option.

8.2.	Vesting of Share Awards. Share Awards shall vest as determined by the Committee in its sole and absolute discretion and in accordance with the vesting schedule to be set out in the Award Agreement relating to each such Share Award. A Share Award may vest in full, in part or not at all, according to the terms of the Award Agreement relating to each such grant of Share Award.

8.3.	Payment for Share Award. The Committee shall determine the amount and form of any payment from an Award Holder for Shares received pursuant to a Share Award, if any, provided that in the absence of such a determination, an Award Holder shall not be required to make any payment for Shares received pursuant to a Share Award, except to the extent otherwise required by law. In the event that the Committee determines that an amount is payable in cash to the Company, the Award Holder shall remit the full amount payable to in respect of the Shares to be purchased or subscribed, as the case may be, to the bank account of the Company, details of which shall be notified to the Award Holder.

8.4.	An Award shall, to the extent unvested and/or vested but unexercised (as the case may be), upon receipt of a notice of termination of employment or engagement with any Group Company, cease to vest on the date of such notice of termination. For the avoidance of doubt, where an employee of any Group Company is serving out his notice period or is placed on garden leave in accordance with his or her employment contract, his Award will not continue to vest upon receipt of the notice of termination of employment.

9.	EXERCISE OF OPTIONS AND VESTING OF SHARE AWARDS

9.1.	Option Period. Subject to the provisions of this Rule 9, Options shall be exercisable in whole or in part, before the expiry of 7 years from the date of the vesting date of the Options, or such other date as may be determined by the Committee (the “Option Period”). Upon the expiry of the Option Period, the corresponding Options shall immediately become null and void. Upon such cancellation, all such Options shall thereupon immediately lapse without any further claim against the Company and the Award Holders shall have no further rights in respect thereof.

9.2.	Exercise Price. The Exercise Price at which a Share may be purchased or issued, as the case may be, upon exercise of an Option shall be determined by the Committee; provided that such Exercise Price shall be subject to adjustment as provided in Rule 7.6.

9.3.	Exercise of Option. The Options may be exercised, in whole or in part, and at such times as specified in the Award Agreement, by an Award Holder giving an irrevocable written notice of exercise to the Company (“Exercise Notice”), followed by:

(a)	a remittance for the full amount of the aggregate Exercise Price payable in respect of the Shares to be purchased or subscribed, as the case may be, to the bank account of the Company, details of which shall be notified to the Award Holder; and

(b)	any other documentation which the Committee may require in connection with an exercise of the Option, including evidence to verify the due execution of the Exercise Notice.

9.4.	Liquidity Event. In addition and notwithstanding any other Rule, in the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all Award Holders (together with a notice of the existence of the provision of this Rule 9.4) and thereupon, each Award Holder (or his or her personal representative) shall be entitled to exercise all or any of his or her vested Options at any time not later than two (2) Business Days prior to the proposed general meeting of the Company by giving notice of exercise in writing to the Company, accompanied by a remittance for the full amount of the aggregate Exercise Price for the Shares which may be purchased or issued, as the case may be, upon exercise of the vested Options, in respect of which the notice is given whereupon the Company shall as soon as possible and in any event, no later than one (1) Business Day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Award Holder credited as fully paid. Subject to the foregoing, upon an order being made or resolution passed for the winding up of the Company, all Options to the extent unvested and unexercised shall lapse and become null and void.

10.	PURCHASE OF SHARES AND/OR ALLOTMENT AND ISSUE OF SHARES

10.1.	Subject to such consents or other required action of any competent authority under any regulations or enactments for the time being in force as may be necessary and subject to compliance with the terms of the Plan, the relevant Award Agreement and the Constitution, the Company shall, within twenty (20) Business Days after the date of exercise of the Options or the vesting of the Share Awards (as the case may be), do the following in relation to the exercise of such Options or the vesting of such Share Awards as it deems fit in its sole and absolute discretion:

(a)	issue or transfer the relevant Shares in the name of the relevant Award Holder;

(b)	despatch to the relevant Award Holder an acknowledgment in writing that there has been an issue or transfer to such Award Holder, the number of Shares in respect of which the Options have been exercised and are credited as fully paid; and/or

(c)	despatch to the relevant Award Holder an acknowledgment in writing that there has been an issue or transfer to such Award Holder, the number of Shares in respect of which the Share Awards have vested and are credited as fully paid.

10.2.	Delivery of Shares upon exercise of Options or vesting of Share Award. Subject to all applicable laws, the Company shall have the flexibility to deliver the Shares under the Option or Share Award, as the case may be, to the Award Holders upon the exercise of their Options or vesting of their Share Awards by way of:

(a)	the transfer of existing Shares, including any Shares acquired by the Company pursuant to a share buy back and/or held by the Company as treasury shares; and/or

(b)	an issue and allotment of new Shares.

10.3.	Shares Allotted. New Shares allotted and issued, and existing Shares procured by the Company for transfer, pursuant to the exercise of an Award shall:

(a)	be subject to all the provisions of the Constitution; and

(b)	rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, save for any dividends, rights, allotments or other distributions, the Record Date for which is on or after the relevant vesting date of the Option or Share Award, as the case may be. For the purposes of this Rule, “Record Date” shall mean the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of the Shares.

10.4.	New Issue of Shares. An Option does not confer on an Award Holder any right to participate in any new issue of Shares.

11.	REPURCHASE OF OPTION SHARES FROM AWARD HOLDER IN THE EVENT OF CESSATION OF EMPLOYMENT OR ENGAGEMENT (AS THE CASE MAY BE)

In addition and notwithstanding any other Rule, in the event that an Award Holder ceases to be employed or engaged (as the case may be) by the Company and/or any of its subsidiaries for any reason whatsoever, the Company shall, subject to applicable law, have the right (but not the obligation) to require the Award Holder to sell and/or procure his nominee(s) (if any) to sell to the Company, or such other party or parties as the Company may direct, all the Shares owned or held by the Award Holder and/or his nominee(s) (if any) which has been issued to him pursuant to the exercise of the Option or the Share Award granted to him, at the same Exercise Price which was paid by the Award Holder for such Shares, and the Award Holder shall use its best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to effect the transfer of the Shares contemplated under this Rule 11.

12.	AMENDMENTS TO THE PLAN

12.1.	Subject to Rule 12.2, any or all of the Rules may be modified and/or altered at any time and from time to time by resolution of the Committee.

12.2.	Subject to Rule 7.6, any or all of the terms in the Award Agreement may be modified and/or altered except that no such modification or alteration shall adversely affect the rights attaching to any Awards granted prior to such modification or alteration except with the consent of such Award Holders.

12.3.	Any or all of the unvested and/or vested but unexercised Awards may be modified, altered or converted into options, units or cash awards in a new employee incentive plan established by the Company to replace or operate in conjunction with this Plan, by resolution of the Committee except that no such modification, alteration or conversion shall adversely affect the rights attaching to any Awards granted prior to such modification, alteration or conversion except with the consent of such Award Holders.

12.4.	The Committee shall give written notice of any modification or alteration made to the Plan to all Award Holders.

13.	NOTICES AND COMMUNICATIONS

13.1.	Any notice given by an Award Holder to the Company shall be sent or made to the registered office of the Company or such other addresses (including electronic mail addresses), and marked for the attention of the Committee, as may be notified by the Company to him in writing.

13.2.	Any notices or documents required to be given to an Award Holder or any correspondence to be made between the Company and the Award Holder shall be given or made by the Committee (or such person(s) as it may from time to time direct) on behalf of the Company and shall be delivered to him by hand or sent to him at his home address or electronic mail address according to the records of the Company or the last known address or electronic mail address of the Award Holder.

13.3.	Any notice or other communication from an Award Holder to the Company shall be irrevocable and shall not be effective until received by the Company. Any notice or other communication from the Company to an Award Holder shall be deemed to be received by that Award Holder, when left at the address specified in Rule 13.2 or, if sent by post, on the day following the date of posting or, if sent by electronic mail, on the day of despatch.

14.	TERMS OF EMPLOYMENT AND/OR ENGAGEMENT UNAFFECTED

The terms of employment and/or engagement (as the case may be) of a Participant shall not be affected by his participation in the Plan, which shall neither form part of such terms nor entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment and/or engagement (as the case may be) for any reason.

15.	TAXES

All taxes (including income tax) arising from the grant, vesting or exercise of any Award granted to any Participant under the Plan shall be borne by that Participant.

16.	DISCLAIMER OF LIABILITY

16.1.	The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Awards, the Participant’s participation in the Plan or the Award Holder’s acquisition or sale of the underlying Shares. It shall be the sole responsibility of each Participant to ensure that he complies with all relevant laws, statutes and regulations in relation to the acceptance, vesting and exercise of any Award and the holding of Shares thereafter. Each Participant is hereby advised to consult with his own personal tax, legal and financial advisors regarding participation in the Plan before taking any action related to the Plan.

16.2.	Notwithstanding any provisions herein contained and subject to the Act, the Committee and the Company shall not under any circumstances be held liable to any Participant or any other person whomsoever for any costs, losses, expenses and damages whatsoever and howsoever arising in any event, in connection with the Plan or the administration thereof.

17.	DISPUTES

Any disputes or differences of any nature arising hereunder shall be referred to the Committee and its decision shall be final and binding in all respects.

18.	CONDITION OF AWARDS

Every grant of Award shall be given on the condition that no Shares shall be issued pursuant to the vesting and/or exercise of an Award if such issue would be contrary to any law or enactment, or any rules or regulations of any legislative or non-legislative governing body for the time being in force in Singapore or any other relevant country having jurisdiction.

19.	GOVERNING LAW

The Plan shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. The Award Holders, by entering into an Award Agreement in accordance with the Plan, and the Company submit to the exclusive jurisdiction of the courts of the Republic of Singapore.

20.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 2001

No person other than the Company or a Participant shall have any right to enforce any provision of the Plan or any Award Agreement by virtue of the Contracts (Rights of Third Parties) Act 2001 of Singapore.